Filed Pursuant to Rule 424(B)(3)

Registration No. 333-164313

PhiLLIPS EDISON – ARC sHOPPING cENTER reit INC.
SUPPLEMENT NO. 22 DATED November 19, 2013
TO THE PROSPECTUS DATED October 26, 2012

This document supplements, and should be read in conjunction with, our prospectus dated October 26, 2012 relating to our offering of 180 million shares of common stock, as supplemented by Supplement No. 20 dated October 18, 2013 and Supplement No. 21 dated November 12, 2013. Unless otherwise defined in this Supplement No. 22, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the reallocation of shares from our dividend reinvestment plan to the primary portion of this offering.

We commenced our initial public offering on August 12, 2010, pursuant to which we were offering up to 150 million shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30 million shares of our common stock pursuant to our dividend reinvestment plan at $9.50 per share. As of November 15, 2013, we had raised aggregate gross offering proceeds of approximately $1.41 billion from the sale of approximately 142.7 million shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Accordingly, in light of the accelerated pace of our equity raise over the past several months, we are reallocating 26.5 million unsold shares of our common stock from our dividend reinvestment plan to the primary portion of this offering. As a result, we are now offering up to 176.5 million shares of our common stock in our primary offering and up to 3.5 million shares of our common stock pursuant to our dividend reinvestment plan. After the reallocation of these shares, we expect our primary offering to close in December 2013.